UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cadeler A/S – Reminder of trading suspension

5 November 2026 – Reference is made to the stock exchange announcement dated 21 September 2026 made by Cadeler A/S ("Cadeler", and together with its consolidated subsidiaries, the "Cadeler Group") regarding the launch of the voluntary offer (the "Offer") by Cadeler plc to all holders of shares in Cadeler, each with a nominal value of DKK 1.00 (the "Cadeler Shares"), including Cadeler Shares represented by American Depositary Shares (each representing four (4) Cadeler Shares) ("Cadeler ADSs"), to exchange each Cadeler Share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00, in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the "Redomiciliation"), and to the stock exchange announcement made by Cadeler on 29 October 2026 regarding the contemplated suspension of trading in the Cadeler Shares.

This is a reminder that trading in the Cadeler Shares (ticker: "CADLR", ISIN DK0061412772) on the Oslo Stock Exchange will be suspended today, 5 November 2026, from the opening of trading until the Cadeler Shares are delisted.

The suspension is being implemented to avoid simultaneous trading in the shares of both Cadeler and Cadeler plc (ticker: "CDLR" and ISIN GB00BN49H029) on the Oslo Stock Exchange during the period until the Cadeler Shares are delisted, including the period prior to commencement of the Squeeze-out (as defined below).

Further, trading of the Cadeler ADSs on the New York Stock Exchange is expected to be suspended before market open today, 5 November 2026, with delisting of the Cadeler ADSs from the New York Stock Exchange taking effect in 10 days. In addition, Cadeler's American Depositary Receipt programme will be terminated.

As announced in the stock exchange announcement made by Cadeler on 29 October 2026, Cadeler plc intends, as promptly as practicable, to initiate a compulsory acquisition of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) not acquired in the Offer, for cash, in accordance with the Danish Companies Act (the "Squeeze-out"). To initiate the Squeeze-out, Cadeler plc will publish a notice on or about 9 November 2026 requesting that remaining Cadeler shareholders transfer their Cadeler Shares, including Cadeler Shares represented by Cadeler ADSs (the "Squeeze-out Cadeler Shares"), to Cadeler plc, against payment of cash consideration, within a four-week period, with both the cash consideration and the four-week period set out in such notice. After the expiry of such four-week period, any Squeeze-out Cadeler Shares not committed to be transferred will be acquired compulsorily by Cadeler plc against payment of the cash consideration.

The suspension will remain in effect until the Cadeler Shares are delisted from the Oslo Stock Exchange. Cadeler intends to hold an extraordinary general meeting following expiry of the Squeeze-out period to approve the delisting of the Cadeler Shares from the Oslo Stock Exchange. The delisting will be subject to an application to, and approval by, the Oslo Stock Exchange following completion of the Squeeze-out. Cadeler will remain subject to its disclosure obligations as an issuer listed on the Oslo Stock Exchange until the delisting has become effective.

Shareholders of Cadeler who have validly tendered their Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) in the Offer have received Cadeler plc shares, which are expected to be admitted to trading and be tradeable on the Oslo Stock Exchange and the New York Stock Exchange today, 5 November 2026.

Further information
For further information about the Offer, reference is made to the combined EU/EEA prospectus and offer document dated 21 September 2026, which is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions, and the Registration Statement on Form F-4 under the U.S. Securities Act of 1933, as amended, which includes an offering prospectus/offer to exchange, available free of charge at the website of the U.S. Securities and Exchange Commission at www.sec.gov and on Cadeler's website at www.cadeler.com.

Contact information
For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler plc
Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

As of the date hereof, Cadeler plc is the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries is the same as the business carried out by Cadeler and its subsidiaries immediately prior to the Redomiciliation. All current members of the board of directors of Cadeler A/S continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group remains unchanged. Cadeler plc will be listed on the New York Stock Exchange (ticker: CDLR)

and the Oslo Stock Exchange (ticker: CDLR) today, 5 November 2026. For more information, please visit www.cadeler.com.

About Cadeler
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the Redomiciliation and Offer, including statements regarding the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, not all of which are within Cadeler plc’s control. The foregoing is not exhaustive. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Cadeler Group will be those that the Cadeler Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Cadeler Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended 31 December 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer